SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 20, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated January 20, 2005 regarding: “Ericsson and H3G Italy sign exclusive five year managed services contract”.

Press Release January 20, 2005

Ericsson and H3G Italy sign exclusive five year managed services contract

Ericsson has signed an exclusive managed services contract with H3G Italy of the Hutchison Whampoa Group. Under the agreement, Ericsson will be responsible for the overall management of H3G Italy’s 3G network.

H3G Italy, part of one of the world’s largest 3G operators and with over 2.6 million subscribers in Italy, has chosen Ericsson as a strategic partner for the total management and development of its multi-vendor 3G network in Italy. The contract also contains optimization of assets, management of H3G Italy’s advanced 3G-multimedia service environment, including management of the service layer and business support systems.

The agreement will deliver increased efficiency and cost savings of about 250 million euro in a five year period for H3G Italy, supporting the operator’s further expansion in the promising area of 3G multimedia and video services in Italy. H3G Italy will now be able to focus even more on providing attractive, new services along with supreme quality of service to its subscribers.

“The solution put in place together with Ericsson, allows us to increase the value of the network and IT assets, the know-how and the work developed in UMTS up to today,” underlined H3G Italy’s CEO Vincenzo Novari. “We will also achieve an improved cost structure and better efficiency in generating the resources necessary for the development of our business, guaranteeing the quality desired by our customers. The partnership will safeguard the people, know-how and competencies, which will become part of the global leader in network infrastructure and telecommunication services, creating a reference point for the global market.”

“We are proud to work with such an advanced customer as H3G Italy, who in a very short time have been able to attract over 2.6 million subscribers,” says Hans Vestberg, Senior Vice President, Business Unit Global Services, Ericsson. “This is the largest managed services contract we have signed to date and also one of the largest agreements ever signed by Ericsson. The deal further strengthens our global leadership and reinforces the trend toward managed services, in which operators and vendors work as partners to reduce costs, improve network quality, optimize assets and bring new services to market as quickly as possible.”

The agreement includes transfer of some 750 employees from H3G Italy to Ericsson, which will complement Ericsson’s advanced service organization in Italy. The due diligence phase starts immediately and is expected to be concluded within two months. Ericsson will assume responsibility during the second quarter of 2005.

“We are honored to support H3G Italy in becoming even more successful on the Italian market providing attractive and innovative consumer services,” says Cesare Avenia, Head of Market Unit Italy, Ericsson. “By entering this managed services partnership with Ericsson, H3G Italy will benefit from Ericsson’s local resources, global expertise, world-class methods, tools and processes for managing multi-vendor and multi-technology networks.”

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Joséphine Edwall-Björklund, Ericsson Group Function Communications

Phone: +46 8 579 18 018, +46 8 719 69 92

E-mail: press.relations@ericsson.com

Doris Sdogati, Head of Communications, Ericsson Italy

Phone: +39 06 7258 2668

E-mail: press.relations@ericsson.com

About Ericsson’s Managed Services offering

Ericsson’s managed services offering covers management of day-to-day operations of a customer’s network and can also include managed capacity for efficient network build out and on-demand capacity, as well as hosting of applications and content management. As the undisputed industry leader in managed services, Ericsson has officially announced 35 managed services contracts with operators worldwide since 2002. In all current managed services contracts, excluding hosting, Ericsson is managing networks that together serve over 30 million subscribers worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: January 20, 2005